TASEKO SIGNS POWER COST DEFERRAL AGREEMENT
FOR GIBRALTAR MINE

April 11, 2016, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") announces that an agreement to defer up to 75% of power costs for the Gibraltar Mine has been signed, retroactive to March 1, 2016.

In February, the Government of British Columbia announced a five-year power rate deferral program for BC mines. This deferral program, which was put in place to help the Province’s mining industry during the weak economic environment, allows qualifying mines to defer up to 75% of their electricity costs based on a sliding-scale of metal prices. At today’s copper price, the maximum deferral of 75% will apply.

Russell Hallbauer, President and CEO of Taseko, commented, “Electricity is one of Gibraltar’s biggest expenses; accounting for nearly 10% of the mine’s total operating costs. This deferral program will reduce Gibraltar’s annual spending by up to C$18 million and is another initiative to help the Company ensure sufficient working capital during this extended period of lower copper prices. Along with the other cost containment initiatives implemented over the past year, the Company is well positioned to manage through this challenging time. We have worked aggressively to reduce operating costs, as evidenced by the 15% reduction in cost per ton milled achieved in 2015 to C$9.41 in the fourth quarter. The impact of the cost deferral program is equivalent to a further C$0.60 per ton milled reduction.”

“Cooperative agreements between industry, government and industry associations can only be achieved through strong working relationships which come as a result of management teams with experience in the regions they operate,” concluded Mr. Hallbauer.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.